News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES UPDATE ON CP RAIL DISPUTE

Final Offer Arbitration Decision Received

CALGARY, December 14, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has been advised of the decision of an arbitrator appointed by the Canadian Transportation Agency to conduct a final offer arbitration between Elk Valley Coal (60% Fording, 40% Teck Cominco Limited (TSX:TEK.SV.B, TEK.MV.A)) and Canadian Pacific Railway (CPR) in respect of the freight rates for westbound shipments of metallurgical coal from the Elkview mine. The rail agreement for the Elkview mine expired at the end of March 2004. Subject to the outcome of the two legal proceedings described below, the arbitrator’s decision determines the rate to be paid by Elk Valley for coal from the Elkview mine for a one year period commencing October 5, 2004. The arbitrator selected the final offer submitted by CPR. The rate selected is confidential and cannot be disclosed.

In July 2004, CPR commenced an action in the Alberta Court of Queen’s Bench asserting that as a result of the plan of arrangement completed in February 2003, the agreement with CPR regarding the westbound transportation of metallurgical coal from the Fording River, Coal Mountain and Greenhills mines (the Fording contract) also applies to shipments from the Elkview and Line Creek mines. A decision in the Alberta Court action is not currently expected before the fall of 2005 at the earliest. CPR has also applied to the Canadian Transportation Agency for an order that final offer arbitration is not available to Elk Valley on the basis that the Fording contract applies to the Elkview mine.  The Agency’s decision in respect of CPR’s application is currently expected by early February 2005.  The disputes over rail rates have not, and are not expected to have, any adverse affect on the shipment of coal from Elk Valley’s mines.

If the Agency or the Court finds that the Fording contract applies to all five mines, that finding would supersede the arbitrator’s decision issued earlier today.  Management believes that it is too early to make any assessment as to the probable outcome of the legal proceedings.

If the Fording contract is determined to apply to all five mines, rail rates for westbound shipments would increase or decrease in relation to increases or decreases in the U.S. dollar selling price of metallurgical coal. Elk Valley has been accruing for rail rates on this basis and therefore reported distributable cash for the remainder of the 2004 coal year should not be affected.

The total amount of the increase in rail rates for the 2005 coal year would depend on coal prices for such year, which have not yet been established, offset somewhat by approximately two months of coal sales at 2004 coal year prices that will be delivered in the 2005 coal year.  At current U.S./Canadian exchange rates and prices, each U.S.$1.00 (or Cdn.$1.23) increase in realized metallurgical coal prices would increase transportation and other costs by approximately Cdn.$0.33 per tonne and the metallurgical coal operations’ income from operations by approximately Cdn.$0.90 per tonne. Going forward into 2005, increased rail costs related to anticipated higher metallurgical coal prices would decrease cash available for distribution over what would have been or will be distributed should the arbitrated rate apply. The Fording contract expires March 31, 2007 at which time rates would be re-negotiated.

If the Fording contract is determined not to apply to all five mines, management believes that the rate established by the arbitrator for the Elkview mine should also be the rate for the mines governed by the Fording contract for the year commencing October 5, 2004.  In such event, the amount accrued by Elk Valley would have adequately allowed for the impact of the arbitrated rate and the reported distributable cash should not be negatively affected for the remainder of the 2004 coal year.

Going forward, if all five mines are subject to the arbitrated rate through to October 4, 2005, a greater portion of additional revenue from increased coal prices would be available for distribution than would be the case if rail rates increased proportionately with metallurgical coal prices.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% ownership interest in the Elk Valley Coal Corporation and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation owns the substantial majority of Canada’s senior metallurgical coal mining properties and is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of December 14, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

investors@fording.ca